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                 May 31, 2022

       Brent Wahl
       Chief Financial Officer
       NextDecade Corporation
       1000 Louisiana Street
       Suite 3900
       Houston, TX 77002

                                                        Re: NextDecade
Corporation
                                                            Registration
Statement on Form S-1
                                                            Filed May 20, 2022
                                                            File No. 333-265115

       Dear Mr. Wahl:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Arthur Tornabene-Zalas at (202) 551-3162 or Laura Nicholson, Special
       Counsel, at (202) 551-3584 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Energy & Transportation
       cc:                                              Coleman Wombwell, Esq.